Exhibit 99.4

ATTENDANCE CARD ABCAM PLC – GENERAL MEETING Monday 6 November 2023 at 2.15 p.m. (U.K. Time) abcam Notice of availability Please note that, depending on your election, a hard copy of the Scheme Circular containing the Notice of General Meeting may not be enclosed. This document is, however, available on the Company’s website at https://corporate.abcam.com/investors/danaher-abcam Appointing a Proxy You can vote by: (i) submitting your proxy appointment electronically by logging on to www.sharevote.co.uk and following the instructions there; or (ii) by completing and returning the Form of Proxy in accordance with the instructions printed overleaf, in either case so as to be received by the Company’s registrars, Equiniti, no later than 2.15 p.m. (U.K. Time) on 2 November 2023 or, in the case of an adjournment of the General Meeting, 48 hours (excluding any part of a day that is a non-working day in the United Kingdom) before the time appointed for the adjourned General Meeting. A general meeting of Abcam plc (the “Company”) will be held on 6 November 2023 at 2.15 p.m. (U.K. Time) (or as soon thereafter as the Court Meeting has been concluded or adjourned) at the offices of Latham & Watkins (London) LLP, at 99 Bishopsgate, London EC2M 3XF, United Kingdom (the “General Meeting”). If you wish to attend this General Meeting, please sign this card and on arrival hand it to the Company’s registrars. This will facilitate entry to the General Meeting. Signature of person attending Shareholder Reference Number FORM OF PROXY ABCAM PLC – GENERAL MEETING Voting ID Task ID Shareholder Reference Number I/We, being an Abcam Shareholder entitled to attend, speak and vote at the General Meeting, hereby appoint the Chairman of the General Meeting OR the following person (see Notes 1 and 3 overleaf) Name of proxy Number of Abcam Shares as my/our proxy to attend, speak and vote for me/us on my/our behalf over the above number of Abcam Shares at the General Meeting to be held at the offices of Latham & Watkins (London) LLP, at 99 Bishopsgate, London EC2M 3XF, United Kingdom and at any adjournment thereof. The proxy is to vote as instructed in respect of the special resolution set out below (see Note 6 overleaf). [ ] Please tick here if you are appointing more than one proxy and see Note 4 overleaf IMPORTANT: Please indicate with an “X” in the appropriate box how you wish the proxy to vote. Special resolution To implement the Scheme, as set out in the Notice of General Meeting, including authorising the Company’s directors to take all such action as they may consider necessary or appropriate for carrying the Scheme into effect and the amendment to the articles of association of the Company as set out in the Notice of General Meeting. For Against Vote Withheld Signature Date The signature above must be that of the Abcam Shareholder or duly authorised attorney. Corporate Abcam Shareholders should refer to Note 8 overleaf. Joint Abcam Shareholders should refer to Note 5 overleaf. In addition to completing and returning this YELLOW Form of Proxy for the General Meeting, please also complete and return the BLUE Form of Proxy enclosed for the Court Meeting. Please read the guidance notes overleaf before completing this Form of Proxy. It is important that, for the Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of the opinion of Abcam Shareholders. Therefore, whether or not you plan to attend the Court Meeting and General Meeting, you are urged to complete and return both the BLUE and YELLOW Forms of Proxy, or submit your proxy appointment electronically by logging on to www.sharevote.co.uk and following the instructions there, as soon as possible.

Notes FORM OF PROXY 1. As an Abcam Shareholder you are entitled to appoint a proxy or proxies to exercise all or any of your rights to attend, speak and vote at the General Meeting of the Company. You can only appoint a proxy using the procedures set out in these notes. If the proxy is being appointed in relation to part of your holding only, please enter in the box next to the proxy’s name (headed “Number of Abcam Shares”) the number of Abcam Shares in relation to which they are authorised to act as your proxy. If this box is left blank they will be authorised in respect of your full voting entitlement. This form of proxy confers authority to demand or join in demanding a poll. 2. Appointment of a proxy does not preclude you from attending the General Meeting and voting in person. If you have appointed a proxy and attend the General Meeting in person and vote, your proxy appointment will automatically be terminated. APPOINTMENT 3. A proxy needs not be a registered shareholder of the Company but they must attend the General Meeting to represent you. If you wish to appoint a proxy other than the Chairman of the General Meeting, insert their full name in the box (headed “Name of proxy”). If you leave this space blank, the Chairman of the General Meeting will be appointed your proxy. Where you appoint as your proxy someone other than the Chairman, you are responsible for ensuring that they attend the General Meeting and are aware of your voting intentions. If you wish your proxy to make any comments on your behalf, you will need to appoint someone other than the Chairman and give them the relevant instructions directly. 4. If you are appointing more than one proxy, please indicate in the box next to the proxy holder’s name the number of Abcam Shares in relation to which they are authorised to act as your proxy (which, in aggregate, should not exceed the number of Abcam Shares held by you) and indicate by ticking the relevant box that the proxy appointment is one of multiple appointments being made. You may not appoint more than one proxy to exercise rights attached to any one Abcam Share. If you require additional proxy forms, please contact the Company’s registrars, Equiniti on +44 (0) 371 384 2050 (if calling from outside the U.K. international rates apply) or by submitting a request in writing to Equiniti at Freepost RTHJ-CLLL-KBKU, Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 8LU. The helpline is open between 8.30 a.m. and 5.30 pm. (U.K. Time), Monday to Friday excluding public holidays in England and Wales. 5. In the case of joint holders of an Abcam Share, the vote of the joint holder whose name stands first in the register of members of the Company in respect of the joint holding shall be accepted to the exclusion of the votes of the other joint holder(s). VOTING DIRECTIONS 6. To direct your proxy how to vote on the resolution mark the appropriate box with an ‘X’. To abstain from voting on the resolution, select the relevant “Vote Withheld” box. A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution. If no voting indication is given, your proxy will vote or abstain from voting at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the General Meeting, including a motion to adjourn. RETURNING YOUR FORM OF PROXY 7. To appoint a proxy using this form, the form must be: completed and signed; sent by post to Freepost RTHJ-CLLL-KBKU, Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 8LU, United Kingdom or, during normal business hours, delivered by hand to such address; and received by Equiniti Limited no later than 2.15 p.m. on 2 November 2023. If you are posting your proxy form from within the United Kingdom, no postage is required and you are encouraged to post early and please allow at least three working days for delivery. If the form is posted from outside of the United Kingdom, please return it in an envelope with postage paid and allow extra time for posting. 8. In the case of an Abcam Shareholder which is a company, this proxy form must be executed its common seal or signed on its behalf by an officer of the company or an attorney for the company. Any power of attorney or any other authority under which this proxy form is signed (or a duly certified copy of such power or authority) must be included with the proxy form. 9. In the event this proxy form is not returned by the relevant time, it will be invalid. GENERAL 10. If you submit more than one valid proxy appointment in respect of the same Abcam Share, the one which is last sent shall be treated as replacing and revoking the other or others. For details of how to change your proxy instructions or revoke your proxy appointment, see notes to the Notice of General Meeting 11. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, entitlement to attend, speak and vote at the General Meeting and the number of votes which may be cast thereat will be determined by reference to the register of members of the Company at 6.30 p.m. (U.K. Time) on 2 November 2023 (or, in the event of any adjournment, 6.30 p.m. (U.K. Time) on the date which is two days (excluding non-working days in the United Kingdom) before the time of the adjourned General Meeting). Changes to the register of members after the Scheme Voting Record Time shall be disregarded in determining the rights of any person to attend, speak and vote at the General Meeting. 12. To appoint one or more proxies or to give an instruction to a proxy (whether previously appointed or otherwise) via the CREST system, CREST messages must be received by the issuer’s agent (CREST participant ID number RA19) by 2.15 p.m. (U.K. Time) on 2 November 2023 (or if the General Meeting is adjourned, 48 hours (excluding any part of a day that is a non-working day in the United Kingdom) before the time fixed for the adjourned General Meeting). For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which the Company’s registrars, Equiniti, is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. The Company may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001. 13. You may not use any electronic address provided in this proxy form to communicate with the Company for any purposes other than those expressly stated. 14. Any alterations made to this form should be initialed. 15. Terms defined in the Scheme Circular issued by the Company on 5 October 2023 shall have the same meanings when used in this proxy form, unless the context otherwise requires. 1 Freepost RTHJ-CLLL-KBKU Equiniti Aspect House Spencer Road LANCING BN99 8LU